SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
 TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 41)

L BRANDS, INC.

(Name of Issuer)

Common Stock, $0.50 Par Value	532716-10-7
(Title of class of securities)	(CUSIP number)

Michael Aiello, Esq.
Howard Dicker, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York  10153
(212) 310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

March 22, 2021

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

CUSIP No. 532716-10-7	13D	Page 2

1	NAMES OF REPORTING PERSONS
Leslie H. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
20,888,658

	8	SHARED VOTING POWER
19,354,756

	9	SOLE DISPOSITIVE POWER
20,888,658

	10	SHARED DISPOSITIVE POWER
19,354,756

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
40,243,414

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 532716-10-7	13D	Page 3

1	NAMES OF REPORTING PERSONS
Abigail S. Wexner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
10,814,206

	8	SHARED VOTING POWER
3,429,369

	9	SOLE DISPOSITIVE POWER
10,814,206

	10	SHARED DISPOSITIVE POWER
3,429,369

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,243,575

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 41 (“Amendment No. 41”) amends the Schedule 13D dated June 25, 1985, as amended in certain respects by Amendments No. 1 through 40 thereto, and is filed by Leslie H. Wexner and Abigail S. Wexner (collectively, the “Reporting Persons”), with respect to the Common Stock, $0.50 par value per share (the “Common Stock”), of L Brands, Inc. (the “Company” or the “Issuer”).

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

Item 5(c) of this Amendment No. 41 to Schedule 13D is incorporated herein by reference, and such sales were made for estate planning and charitable funding purposes.

Item 5.	Interest in Securities of the Issuer.

(a)          The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 41 are incorporated herein by reference, as of March 24, 2021.  As of March 24, 2021, the Reporting Persons beneficially owned an aggregate of 40,243,414 shares of Common Stock, representing approximately 14.4% of the outstanding shares, as determined in accordance with Rule 13d-3 (based on 278,814,447 shares of Common Stock outstanding as of March 12, 2021, as reported in the Company’s Annual Report on Form 10-K filed with the SEC on March 19, 2021).  Additional details are set forth below.

Person	Number of Shares	Notes
Leslie H. Wexner (“Mr. Wexner”)	40,243,414	(1)(2)
Abigail S. Wexner (“Mrs. Wexner”)	14,243,575	(3)

(1)	Includes 692,436 shares issuable to Mr. Wexner within 60 days following March 24, 2021, upon the exercise or vesting of outstanding stock awards from the Company.

(2)
Includes: 127,567 shares held by The Linden East Trust; 5,111,181 shares held by The Linden West Trust; 1,081,741 shares held by The Wexner Family Charitable Fund (a not-for-profit corporation qualified under Internal Revenue Code Section 501(c)(3)); 141,515 shares held by The Beech Trust; 352,941 shares held by Linden East II trust; 352,941 shares held by Linden West II trust; 343,166 shares held by Pine Trust; 343,166 shares held by Willow Trust; 343,166 shares held by Cedar Trust; and 343,166 shares held by Rose Trust.  Mr. Wexner shares voting and investment power with Mrs. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund, The Beech Trust, Linden East II trust, Linden West II trust, Pine Trust, Willow Trust, Cedar Trust, and Rose Trust, and shares voting and investment power with Dennis Hersch with respect to the shares held by The Linden East Trust and The Linden West Trust.  Also includes 4,892,608 shares held by the Wexner Personal Holdings Corporation, of which Mr. Wexner is the sole stockholder, director and officer.  Includes 10,814,206 shares directly owned by Mrs. Wexner, as to which Mr. Wexner may be deemed to share voting and investment power. Includes 15,303,614 shares directly owned by Mr. Wexner.

(3)
Includes: 127,567 shares held by The Linden East Trust; 1,081,741 shares held by The Wexner Family Charitable Fund; 141,515 shares held by The Beech Trust; 352,941 shares held by Linden East II trust; 352,941 shares held by Linden West II trust; 343,166 shares held by Pine Trust; 343,166 shares held by Willow Trust; 343,166 shares held by Cedar Trust; and 343,166 shares held by Rose Trust.  Mrs. Wexner shares voting and investment power with Mr. Wexner with respect to shares held by The Linden East Trust, The Wexner Family Charitable Fund, The Beech Trust, Linden East II trust, Linden West II trust, Pine Trust, Willow Trust, Cedar Trust, and Rose Trust, and shares voting and investment power with Dennis Hersch with respect to shares held by The Linden East Trust and Linden East II trust.  Includes 10,814,206 shares directly owned by Mrs. Wexner.  Excludes 25,999,839 shares beneficially owned by Mr. Wexner as to which Mrs. Wexner disclaims beneficial ownership.

(b)          The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 41 and (ii) Item 5(a) hereof are incorporated herein by reference, as of March 24, 2021.

(c)          In addition to the transaction described in Item 6 of this Amendment No. 41 (which is hereby incorporated herein by reference), during the past 60 days the Reporting Persons effected the following transaction in the Common Stock:

	Date of Transaction	Amount of Securities	Price per Share	Where and How Effected
The Wexner Children’s Trust II	03/22/2021	2,000,000 shares	$58.31	sale to broker-dealer
The Linden West Trust	03/22/2021	1,000,000 shares	$58.31	sale to broker-dealer
The Wexner Family Charitable Fund	03/22/2021	1,000,000 shares	$58.31	sale to broker-dealer
The Beech Trust	03/22/2021	50,000 shares	$58.31	sale to broker-dealer

(d), (e):  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

On March 22, 2021, Leslie H. Wexner transferred 2,000,000 shares of Common Stock to The Wexner Children’s Trust II without consideration in exchange.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2021
/s/ Leslie H. Wexner
Leslie H. Wexner

/s/ Abigail S. Wexner
Abigail S. Wexner